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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )

etrials Worldwide, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

29786P103
(CUSIP Number)

James W. Clark, Jr.
Clark Financial Group, LLC
1222 The Preserve Trail
Chapel Hill, NC 27517
Tel. (919) 741-8775

with a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	James W. Clark, Jr.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	305,783
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	90,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	305,783
PERSON WITH	10	SHARED DISPOSITIVE POWER:	90,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Fred F. Nazem

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	454,506
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	454,506
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Peter L. Coker

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	340,553
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	340,553
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	John K. Cline

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	561,816
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	561,816
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Wesley D. Kremer

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	33,479
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	33,479
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	James J. Conklin

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	15,509
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	15,509
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Thomas Davis

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	29,083
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	29,083
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	John A. Fahlberg

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	24,309
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	24,309
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Scott Fitzgerald

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	35,238
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	35,238
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Quinter, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	North Carolina
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	35,238
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	35,238
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Rodney Long

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	30,543
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	30,543
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	David Long

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	30,543
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	30,543
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Broadlawn Capital, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	518,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	518,000
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Broadlawn Master Fund, Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	215,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	215,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Block Capital Master Fund, LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	303,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	303,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	PN

CUSIP No. 29786P103		13D

1		NAME OF REPORTING PERSONS:	Scott Nussbaum

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	35,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	35,000
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,504,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14		TYPE OF REPORTING PERSON:	IN

Item 1.    Security and Issuer.

The class of equity to which this Statement relates is the common stock, $0.0001 par value per share (the “Common Stock”), of etrials Worldwide, Inc. (the “Issuer”), which has its principal offices at 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

Item 2.    Identity and Background.

This Statement is filed by James W. Clark, Jr., an individual (“Mr. Clark”), Fred F. Nazem, an individual (“Mr. Nazem”), Peter L. Coker, an individual (“Mr. Coker”), John K. Cline, an individual (“Mr. Cline”), Wesley D. Kremer, an individual (“Mr. Kremer”), James J. Conklin, an individual (“Mr. Conklin”), Thomas Davis, an individual (“Mr. Davis”), John A. Fahlberg, an individual (“Mr. Fahlberg”), Scott Fitzgerald, an individual (“Mr. Fitzgerald”), Quinter, Inc., a North Carolina corporation (“Quinter”), Rodney Long, an individual (“Mr. RLong”), David Long, an individual (“Mr. DLong”), Broadlawn Capital, LLC, a Delaware limited liability company (“Broadlawn Capital”), Broadlawn Master Fund, Ltd., a Cayman Islands company (“Broadlawn Master”), Block Capital Master Fund, LP, a Cayman Islands limited partnership (“Block Capital”), and Scott Nussbaum, an individual (“Mr. Nussbaum” and, collectively with Mr. Clark, Mr. Nazem, Mr. Coker, Mr. Cline, Mr. Kremer, Mr. Conklin, Mr. Davis, Mr. Fahlberg, Mr. Fitzgerald, Quinter, Mr. RLong, Mr. DLong, Broadlawn Capital, Broadlawn Master and Block Capital, the “Reporting Persons”).

The citizenship, principal business address, present principal occupation or employment, and material occupations, positions, offices or employments (and the principal business and address of any corporation or organization in which such employment is conducted) of each of the above named natural persons are as follows:

•
Mr. Clark is a U.S. citizen and a Managing Director at Clark Financial Group, LLC, which is a North Carolina based corporate finance consulting firm.  Mr. Clark served as Chief Financial Officer, Treasurer and Secretary of  the Issuer and its subsidiaries, until his resignation effective May 31, 2008.  The principal business of address of each of Mr. Clark and Clark Financial Group, LLC is 1222 The Preserve Trail, Chapel Hill, NC 27517.

•
Mr. Nazem is a U.S. citizen and an entrepreneur, private investor and financier.  Mr. Nazem is the managing partner of Nazem & Company, which is a private equity fund, and Hedgeworth Capital LLC, which is a hedge fund.  Mr. Nazem served as Chairman of the Board of Directors of the Issuer until October 2005.  The principal business of address of each of Mr. Nazem, Nazem & Company and Hedgeworth Capital LLC is 570 Lexington Avenue, New York, NY 10022.

•
Mr. Coker is a U.S. citizen and a Managing Director at Tryon Capital Ventures, LLC, which is a North Carolina based boutique merchant banking firm.  Mr. Coker served as a Director of the Issuer, until his resignation effective May 2008.  The principal business of address of each of Mr. Coker and Tryon Capital is 100 Europa Drive, Suite 455, Chapel Hill, NC 27517.

•
Mr. Cline is a U.S. citizen and a Consultant at Cato Research Ltd., which is a pharmaceutical and biotechnology contract research and development organization.  The principal business of address of each of Mr. Cline and Cato Research is 4364 South Alston Ave, Durham, NC 27713.

•
Mr. Kremer is a U.S. citizen and a Director at Raytheon Missile Systems, which is a defense contractor.  The principal business of address of Mr. Kremer is 10645 N. Oracle Road, Suite 121-282, Oro Valley, AZ 85737.  The principal business address of Raytheon is 1151 E. Hermans Rd., Tucson, AZ 85706.

•
Mr. Conklin is a U.S. citizen and a Senior Vice-President at ICON Medical Imaging, which is a provider of medical imaging for clinical trials.  The principal business of address of each of Mr. Conklin and ICON Medical Imaging is 2800 Kelly Road, Suite 200, Warrington, PA 18976.

•
Mr. Davis is a U.S. citizen and a Senior Director at ICON Medical Imaging, which is a provider of medical imaging for clinical trials.  The principal business of address of each of Mr. Davis and ICON Medical Imaging is 2800 Kelly Road, Suite 200, Warrington, PA 18976.

•	Mr. Fahlberg is a U.S. citizen and a corporate strategic planning and executive coaching consultant. The principal business of address of Mr. Fahlberg is 12926 Morehead, Chapel Hill, NC 27517.
•	Mr. Fitzgerald is a U.S. citizen and the Vice-President of QFG, Inc. (“QFG”). The principal business address of Mr. Fitzgerald is PO Box 18946, Charlotte, NC 28218.
•
Mr. RLong is a U.S. citizen and President of Long Beverage, Inc., which is a beverage distributor.  The principal business of address of each of Mr. RLong and Long Beverage, Inc. is 10500 World Trade Blvd. Raleigh, NC 27617.

•
Mr. DLong is a U.S. citizen and Executive Vice-President of Long Beverage, Inc., which is a beverage distributor.  The principal business of address of each of Mr. DLong and Long Beverage, Inc. is 10500 World Trade Blvd. Raleigh, NC 27617.

•
Mr. Nussbaum is a U.S. citizen and a principal at Broadlawn Capital.  The principal business address of each of Mr. Nussbaum and Broadlawn Capital is 40 Cuttermill Road, Suite 402, Great Neck, NY 11021.

Quinter’s principal business is real estate investment and it is a wholly-owned subsidiary of QFG.  The directors and executive officers of each of Quinter and QFG are Gene Barrier (President) (“Mr. Barrier”), Mr. Fitzgerald (Vice President) and Janna Fitzgerald (Secretary) (“Ms. Fitzgerald”).  QFG is a North Carolina corporation and its principal business is real estate investment.   Mr. Fitzgerald has sole dispositive and voting authority with respect to Quinter’s Common Stock.  The principal business address of each of Quinter, QFG, Mr. Barrier and Ms. Fitzgerald is PO Box 18946, Charlotte, NC 28218.

Broadlawn Capital’s principal business is operating as an investment manager, and it is the investment manager of Broadlawn Master and Block Capital and has the sole dispositive and voting power for Broadlawn Master’s and Block Capital’s Common Stock.  Broadlawn Master’s principal business is operating as a hedge fund.   Block Capital’s principal business is operating as a hedge fund.  The principals of each of Broadlawn Capital, Broadlawn Master and Block Capital are Jon Bloom (“Mr. Bloom”), David Block (“Mr. Block”) and Mr. Nussbaum, with Mr. Bloom being the sole shareholder. The principal business address of each of Broadlawn Capital, Broadlawn Master, Block Capital, Mr. Block and Mr. Bloom is 40 Cuttermill Road, Suite 402, Great Neck, NY 11021.

Each of the above named individuals and entities that are not Reporting Persons are referred to herein as “Other Persons”.

During the past five years none of the Reporting Persons or Other Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons or Other Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds and Other Consideration.

The responses of the Reporting Persons to Row (4) of the cover pages of this Statement are incorporated herein by reference.  The Reporting Persons received the shares of Common Stock reported in this Statement in connection with the Issuer’s merger with CEA Acquisition Corporation in February 2006, open market purchases and/or as employment or Board membership related awards and incentives, in each case as applicable.

Item 4.    Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes.  Each of the Reporting Persons reviews on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, each Reporting Person and its affiliates may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of such Reporting Person, its affiliates, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person and its affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

On July 25, 2008, the Reporting Person sent to Issuer the letter attached to this Statement as Exhibit 1.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement  include the shares of Common Stock held by the applicable Reporting Person as well as those additional shares of Common Stock as such Reporting Person may be deemed to beneficially own as a control person or a member of a group.  Additionally, the responses of:

(i) Mr. Coker to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include (1) options to purchase 150,778 shares of Common Stock held by Mr. Coker, (2) 29,556 shares of Common Stock held by Dunlap Industries Limited,  a British Virgin Islands limited company of which Mr. Coker owns 100%, (3) 119,376 shares of Common Stock held by The Susan H. Coker Living Trust, the trustee of which is Mr. Coker, and (4) 40,843 shares of Common Stock held jointly by Mr. Coker and his wife, Susan H. Coker, of which Mr. Coker has sole voting and dispositive power.  Mr. Coker disclaims pecuniary beneficial ownership of the shares held in The Susan H. Coker Living Trust;

(ii) Mr. Clark to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include (1) 90,000 shares of Common Stock held jointly by Mr. Clark and his wife, Susanne M. Clark, of which Mr. Clark has sole voting and dispositive power, (2) 49,261 restricted shares of Common Stock held by Mr. Clark and (3) options to purchase 256,522 shares of Common Stock held by Mr. Clark;

(iii) Mr. Cline to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include (1) 86,862 shares of Common Stock and (2) options to purchase 474,954 shares of Common Stock, in each case held by Mr. Cline;

(iv) Mr. Fitzgerald to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include (1) 35,238 shares of Common Stock held by Quinter, of which Mr. Fitzgerald has sole dispositive and voting authority.  Mr. Fitzgerald disclaims pecuniary beneficial ownership of such shares; and

(v) Broadlawn Capital to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include (1) 215,000 shares of Common Stock held by Broadlawn Master, of which Broadlawn Capital has sole dispositive and voting authority as the investment manager and (2) 303,000 shares of Common Stock held by Block Capital, of which Broadlawn Capital has sole dispositive and voting authority as the investment manager.  Broadlawn Capital disclaims pecuniary beneficial ownership of all such shares.

As of July 25, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 2,504,362 shares of Common Stock.  Such shares constitute approximately 20.5% of the issued and outstanding shares of the Common Stock (based upon the 11,322,252 shares of the Common Stock stated to be issued and outstanding by the Issuer as of May 1, 2008 in its latest Form 10-QSB for the quarterly period ended March 31, 2008).  Each Reporting Person has the sole or shared power to vote or direct the vote of the shares described in the responses of such Reporting Person to Rows (7) through (13) of the cover pages of this Statement or to dispose or direct the disposition of such shares, in each case as described herein.

 (c) During the past 60 days, the Reporting Persons have made the following purchases and sales of Common Stock on the open market (each of which has been effected by such Reporting Person identified next to the applicable transaction described below):

Reporting Person	Transaction Type	Number of Shares Purchased/Sold	Transaction Date	Price Per Share
Block Capital	Sale	4,100	5/27/2008	$ 1.59
Block Capital	Purchase	100	5/28/2008	$ 1.45
Block Capital	Purchase	2,800	5/29/2008	$ 1.41
Block Capital	Sale	9,700	5/30/2008	$ 1.48
Block Capital	Purchase	1,300	6/2/2008	$ 1.64
Block Capital	Purchase	1,000	6/3/2008	$ 1.70
Block Capital	Purchase	700	6/4/2008	$ 1.72
Block Capital	Sale	13,700	6/5/2008	$ 1.92
Block Capital	Sale	500	6/6/2008	$ 2.29
Block Capital	Purchase	5,300	6/9/2008	$ 2.04
Block Capital	Purchase	6,000	6/10/2008	$ 2.01
Block Capital	Sale	4,800	6/11/2008	$ 2.08
Block Capital	Sale	41,500	6/12/2008	$ 2.10
Block Capital	Purchase	100	6/16/2008	$ 2.11
Block Capital	Purchase	1,000	6/17/2008	$ 2.04
Block Capital	Sale	300	6/20/2008	$ 1.87
Block Capital	Purchase	2,500	6/23/2008	$ 1.98
Block Capital	Purchase	300	6/24/2008	$ 2.05
Block Capital	Purchase	1,100	6/25/2008	$ 1.99
Block Capital	Purchase	4,600	6/27/2008	$ 1.87
Block Capital	Purchase	5,300	6/30/2008	$ 1.90
Block Capital	Purchase	3,500	7/1/2008	$ 1.70
Block Capital	Sale	6,500	7/2/2008	$ 1.53
Block Capital	Sale	400	7/3/2008	$ 0.22
Block Capital	Sale	1,800	7/7/2008	$ 1.41
Block Capital	Sale	4,360	7/8/2008	$ 1.37
Block Capital	Sale	2,540	7/9/2008	$ 1.42
Block Capital	Purchase	1,000	7/10/2008	$ 1.47
Block Capital	Purchase	1,500	7/15/2008	$ 1.37
Broadlawn Master	Sale	1,800	5/27/2008	$ 1.60
Broadlawn Master	Sale	2,000	5/28/2008	$ 1.42
Broadlawn Master	Purchase	19,413	5/30/2008	$ 1.63
Broadlawn Master	Purchase	200	6/2/2008	$ 1.64
Broadlawn Master	Purchase	100	6/3/2008	$ 1.69
Broadlawn Master	Sale	1,600	6/4/2008	$ 1.81
Broadlawn Master	Sale	28,000	6/5/2008	$ 1.88
Broadlawn Master	Sale	600	6/6/2008	$ 2.08
Broadlawn Master	Sale	10,000	6/11/2008	$ 2.05
Broadlawn Master	Sale	24,813	6/12/2008	$ 2.10
Broadlawn Master	Purchase	1,400	6/13/2008	$ 2.18
Broadlawn Master	Purchase	19,900	6/30/2008	$ 1.71
Broadlawn Master	Purchase	1,500	7/1/2008	$ 1.70
Broadlawn Master	Purchase	1,000	7/2/2008	$ 1.63
Broadlawn Master	Purchase	1,000	7/3/2008	$ 1.54
Broadlawn Master	Sale	5,000	7/8/2008	$ 1.40

(d) None of the Reporting Persons knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

1.	Letter to Issuer, dated July 25, 2008.
2.	Joint Filing Agreement, dated July 25, 2008.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2008

/s/ Fred F. Nazem
Fred F. Nazem

/s/ Peter L. Coker
Peter L. Coker

/s/ James W. Clark, Jr.
James W. Clark, Jr.

/s/ John K. Cline
John K. Cline

/s/ Wesley D. Kremer
Wesley D. Kremer

/s/ James J. Conklin
James J. Conklin

/s/ Thomas Davis
Thomas Davis

/s/ John A. Fahlberg
John A. Fahlberg

/s/ Rodney Long
Rodney Long

/s/ David Long
David Long

/s/ Scott Nussbaum
Scott Nussbaum

/s/ Scott Fitzgerald
Scott Fitzgerald

QUINTER, INC.

By: /s/ Staley Scott Fitzgerald
Name: Staley Scott Fitzgerald
Title: Vice President

BROADLAWN CAPITAL, LLC

By: /s/ Jon Bloom
Name: Jon Bloom
Title: Managing Partner

BROADLAWN MASTER FUND, LTD.

By: /s/ Jon Bloom
Name: Jon Bloom
Title: Managing Partner

BLOCK CAPITAL MASTER FUND, LP

By: /s/ Scott Nussbaum
Name: Scott Nussbaum
Title: Principal